Exhibit 99.(a)(1)(C)

To: “[%%FULLNAME%%]

Account Number    [%%HOLDER_IDENTIFIER%%]

You are receiving this email because you hold underwater options to purchase Nexxen ordinary shares that may be eligible to be tendered for cancellation in exchange for a cash payment. To review related documentation and complete the submission related to the Nexxen Underwater Options Tender Offer, please visit the following website: www.computersharecas.com/nexxen

You will need to enter the Account Number listed above in order to log-in to your account. A Control Code (password) will be sent separately.

You should direct questions about this Offer, requests for assistance in completing the related documentation and requests for additional copies of this document or related documents by sending an email to tenderoffer@nexxen.com.